Connexa Sports Technologies Inc.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

November 8, 2024

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarah Sidwell and Jay Ingram

Re:	Connexa Sports Technologies Inc. Registration Statement on Form S-1 Filed on October 11, 2024 File No. 333-282612

Dear Ms. Sidwell and Mr. Ingram:

By letter dated November 7, 2024 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Connexa Sports Technologies Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-1. Set forth below are the Company’s responses to the Comment Letter. For your convenience, each of the Staff’s comments is reproduced below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) on November 8, 2024, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Registration Statement on Form S-1 filed on October 11, 2024

Prospectus Cover Page, page i

1.	In the paragraph discussing your auditor, please provide a cross reference to the specific risk factor addressing the SEC charges against Olayinka Oyebola & Co. and its principal.

Response: We have included a cross reference to the specific risk factor addressing the SEC charges against Olayinka Oyebola & Co. and its principal on the cover page.

Risk Factors

Our independent auditor, Olayinka Oyebola & Co., has been charged by the SEC in connection with securities fraud allegations., page 29

2.	In this risk factor regarding Olayinka Oyebola & Co. (Chartered Accountants), please provide additional disclosure regarding its principal, Olayinka Oyebola, and the charges alleged against them of violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. For example, if barred, you would be unable to include the financial statements reviewed by Olayinka Oyebola & Co. in any filing made after that date. Refer to the Securities and Exchange Commission’s press release, available at https://www.sec.gov/newsroom/press-releases/2024-157.

Please also expand to discuss the dismissal of Olayinka Oyebola & Co., as disclosed in your Form 8-K filed November 1, 2024.

Response: We have included the requested additional disclosure in the risk factor regarding Olayinka Oyebola & Co. We have also expanded the discussion to include the dismissal of Olayinka Oyebola & Co.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer